September 18, 2014

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boardwalk Pipeline Partners, LP
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
Form 10-Q for the Period Ended September 30, 2013
Filed October 29, 2013
File No. 1-32665

Dear Ms. Thompson:

Boardwalk Pipeline Partners, LP (the “Company”) acknowledges receipt of the letter dated September 11, 2014 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced document (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before October 9, 2014.

Securities and Exchange Commission

September 18, 2014

Please contact the undersigned at (713) 479-8082 if you have any questions with respect to the foregoing.

Sincerely,

BOARDWALK PIPELINE PARTNERS, LP

By:	/s/ Jamie L. Buskill
Name:	Jamie L. Buskill
Title:	Senior Vice President, Chief Financial and Administrative Officer and Treasurer

cc:	Jamie L. Buskill (Boardwalk Pipeline Partners, LP)
E. Ramey Layne (Vinson & Elkins L.L.P.)